UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Newman

Delivering value through optimisation

bhpbilliton

resourcing the future

Marcus Randolph

Group Executive & Chief Executive Ferrous and Coal

30 October 2012

Disclaimer

bhpbilliton

resourcing the future

Forward looking statements

This presentation contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward looking statements.

For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.

Non-IFRS financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

UK GAAP financial information

Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.

No offer of securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on third party information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Delivering value through optimisation, 30 October 2012

Slide 2

Disclaimer

bhpbilliton

resourcing the future

Mineral Resources and Ore Reserves – Iron Ore

This presentation includes information on Mineral Resources (inclusive of Ore Reserves) and Ore Reserves.

These have been compiled by: P Whitehouse (MAusIMM) – Western Australia Iron Ore (WAIO) who is employed by BHP Billiton at the time of reporting. This is based on information in the BHP Billiton Annual Reports from 2007 to 2012 and other investor presentations which can be found at www.bhpbilliton.com. All information is reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004’ (the JORC Code).

The Compiler verifies that this report is based on and fairly reflects the Mineral Resources and Ore Reserve information in the supporting documentation and agrees with the form and context of information presented.

Ore Reserve and Mineral Resource classifications are contained in Table 1.

Table 1

	Proved Reserve	Probable Reserve	Measured Resource	Indicated Resource	Inferred Resource
	(Bt)	(Bt)	(Bt)	(Bt)	(Bt)
FY2012	1.4	2.0	2.3	3.7	14.6
FY2011	1.4	2.1	2.2	3.9	13.2
FY2010	1.3	2.0	1.9	3.5	10.7
FY2009	1.3	1.8	1.8	3.2	7.5
FY2008	1.5	1.5	2.0	2.9	6.8
FY2007	1.3	1.1	1.7	2.1	4.2

Mineral Resources and Ore Reserves – Metallurgical Coal

Based on information contained in the BHP Billiton 2012 Annual Report which can be viewed at www.bhpbilliton.com.

All information is reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004’ (the JORC Code) by the following Competent Persons who have the required qualifications and experience to qualify as Competent Persons under the JORC Code.

Broadmeadow: David Walker (MAusIMM) who is employed by Mineplan Pty Ltd at the time of reporting.

Illawarra Coal: Matthew Rose (MAusIMM) who is employed by BHP Billiton at the time of reporting.

The Competent Persons verify that this report is based on and fairly reflects the Mineral Resources and Ore Reserve information in the supporting documentation and agree with the form and context of information presented.

Delivering value through optimisation, 30 October 2012

Slide 3

Key themes

bhpbilliton

resourcing the future

Western Australia Iron Ore projects are on schedule and budget

Multiple debottlenecking opportunities present a low cost path significantly beyond 220 mtpa1

Unlocking latent capacity at Queensland Coal will drive a substantial increase in volumes and reduce costs

Metallurgical coal projects in execution are on schedule and budget

Improving the predictability of our operations through better planning, systems, processes and technology

Our focused strategy will lower unit costs, deliver capital efficient volume growth and create value for our shareholders

1. 100% basis.

Delivering value through optimisation, 30 October 2012

Slide 4

Newman

Iron Ore

Maximising productivity, efficiency and returns

bhpbilliton

resourcing the future

Our world class resource base is a competitive advantage

bhpbilliton

resourcing the future

Pilbara mineral resource more than doubled in six years... within a concentrated footprint

WAIO resources and reserves

(billion wet tonnes, 100% basis)

25.0

Resource

+100 years

Reserve

mine life1

20.0

15.0

10.0

+158%

20.6

19.3

16.1

11.7

12.5

5.0

8.0

2.4

3.0

3.1

3.3

3.5

3.4

0.0

FY07

FY08

FY09

FY10

FY11

FY12

Port Hedland

Finucane Island

Nelson Point

Boodarie

Yarrie

Port

Hedland

Newman

Railway

Marillana

Yandi

MAC

Jinidi

South Flank

OB 23/25

OB 18

Newman

Jimblebar

Wheelarra

Existing

Future

~250km

Note: Refer to disclaimer on slide 3.

1. Represents the Mineral Resource (inclusive of Ore Reserves) divided by the FY12 production rate and does not imply that any mine planning has been completed. The life of individual mines may be more or less than the number stated above.

Delivering value through optimisation, 30 October 2012

Slide 6

Pursuing the capital efficient tonne

bhpbilliton

resourcing the future

Investment through the cycle and a series of successful projects have delivered significant production growth in Western Australia Iron Ore (WAIO)

Our focus has shifted from the marginal tonne to the capital efficient tonne

Debottlenecking opportunities have the potential to release significant capacity well beyond 220 mtpa (100% basis)

We will exercise the options with the lowest capital intensity and highest returns to unlock substantial value

1. Includes growth and sustaining capital expenditure.

2. CAGR from FY07 to FY13e.

WAIO investment1

(US$ billion, BHP Billiton share)

8

6

4

2

0

FY07

FY08 FY09 FY10 FY11

FY12 FY13e

WAIO production

(mtpa, 100% basis)

200

CAGR: 9%2

150

100

50

0

FY07

FY08 FY09 FY10 FY11

FY12 FY13e

Delivering value through optimisation, 30 October 2012

Slide 7

Major projects in execution are progressing well

bhpbilliton

resourcing the future

Major growth projects are on schedule and within budget

– Port Hedland Inner Harbour Expansion commissioning scheduled for H2 CY12

– Jimblebar Mine Expansion delivers 35 mtpa of mining capacity with larger processing capacity, first production scheduled for Q1 CY14

– Rail Yard Facilities Expansion creates flexibility and increases our direct load capability with commissioning expected in H2 CY14

Inner Harbour optimisation studies progressing well

WAIO production

(mtpa, 100% basis)

300

>220 mtpa

Jimblebar Mine

Expansion and Debottlenecking

250

Mooka Staging

Facility

Car

dumper 5

200

150

100

FY11

FY12

FY13e FY14e FY15e FY16e

Delivering value through optimisation, 30 October 2012

Slide 8

Prioritising the highest return growth option

bhpbilliton

resourcing the future

Inner Harbour Expansion project on schedule

– first ore loaded during Q1 FY13 from two recently installed shiploaders at Nelson Point

– car dumper 5 scheduled to process first ore in late CY12

The Inner Harbour will comprise eight berths and eight shiploaders, four each at Nelson Point and Finucane Island, when existing projects are completed

Option secured for two additional berths at Burgess Point

Potential to debottleneck existing land-side infrastructure

The Outer Harbour remains a valuable option for long term growth

Port Hedland Inner Harbour

Hunt Point

Finucane

Island

BHP - D

Port Hedland

BHP - C

town area

PH1

PH4

Nelson

PH2

Point

BHP - G

BHP - A

PH3

BHP - B

BHP - H

Stanley

BHP - E

Point

SP1

AP1

BHP - F

AP2

SP2

AP4

Burgess

SP3

AP3

Point

AP5

BP1

SP4

Anderson

BP2

Point

Lumsden

Sting Ray Creek

Point

Smith

South East

Point

Creek

BHP Billiton berths

Option secured for 2 additional BHP Billiton berths at Burgess Point

Delivering value through optimisation, 30 October 2012

Slide 9

Debottleneck and optimise the supply chain

bhpbilliton

resourcing the future

Targeting the release of substantial capacity at low capital intensity

Action the bottlenecks

Identify the bottlenecks and increase their throughput

Fully utilise the assets

+

Maximise output by increasing utilisation

+

Deliver the capital efficient tonne

Fully utilise excess capacity in the supply chain (e.g. dual track rail, car dumper and shiploader capacity)

Optimal utilisation of installed infrastructure

=

Lower cost tonnes and higher returns

Delivering value through optimisation, 30 October 2012

Slide 10

Port: action the bottlenecks

bhpbilliton
resourcing the future

Optimise dumper performance and choke feed them

Ensure all low cost, incremental investment in shiploader capacity has been fully explored

Test dynamic scheduling opportunities and product strategies to improve system performance



Mooka
CD4
CD5
CD1
CD3
CD2
West Yard
STK 9
STK 10
BWR 7
BWR 10
East Yard
STK 11
STK 12
BWR 8
North Yard
STK 5
STK 8
BWR 5
South Yard
STK 6
STK 7
BWR 6
SL8
SL7
SL3
SL4
SL1
SL2
SL5
SL6

Mooka marshalling yard; CD: Car dumper; STK: Stockyard; BWR: Bucket wheel reclaimer; SL: Shiploader

Delivering value through optimisation, 30 October 2012 Slide 11

Port: fully utilise the assets

bhpbilliton

resourcing the future

Car dumper 4 throughput

(mtpa, 90 day moving average)

75

50

25

0

Jul 10 Jan 11 Jul 11 Jan 12 Jul 12

Car dumper 4 performance improved by choke feeding

— idle time reduced from 27% in FY11 to 10% in FY12

— 57 mt dumped in FY12

Targeting similar performance across all five dumpers

Mooka Staging Facility enables trains to be queued away from the congestion of the Inner Harbour, increasing car dumper utilisation

— completion scheduled for H2 CY14

Shiploader 1 throughput

(mtpa, 90 day moving average)

45

30

15

0

Jul 10 Jan 11 Jul 11 Jan 12 Jul 12

Shiploader 1 (SL1) is one of our oldest loaders rated at 10,000 tph loading capability (newer loaders are 12,500 tph)

Despite limitations, SL1 comfortably operating at >35 mtpa annualised rate

Additional opportunities to remove constraints through the tidal cycle

Targeting optimal performance across all eight shiploaders

Delivering value through optimisation, 30 October 2012

Slide 12

Port: deliver the capital efficient tonne

bhpbilliton

resourcing the future

Mooka Staging Facility

5 car dumpers

Stockyards Stacker-reclaimers Conveyer system

8 shiploaders

5th car dumper installed end CY12

Optimised throughput potential 55-60 mtpa per dumper

Low cost opportunity to debottleneck the conveyor, stockyard and stacker-reclaimer system

7th and 8th shiploaders recently installed at Nelson Point

Optimised throughput potential 35-40 mtpa per shiploader

Right to develop two new berths and associated infrastructure

Dumpers

Conveyers / Yards

Shiploaders

Delivering value through optimisation, 30 October 2012

Slide 13

Port: low cost debottlenecking of our conveyors and stockyards bhpbilliton
resourcing the future

- Latent capacity in our car dumpers and shiploaders has been tested and proven
- Complex interconnections are constraining the system
- System capacity will rise significantly as we debottleneck our stockyards and conveyors



Mooka
CD4
CD5
CD1
CD3
CD2
West Yard
STK 9
STK 10
BWR 7
BWR 10
East Yard
STK 11
STK 12
BWR 8
North Yard
STK 5
STK 8
BWR 5
South Yard
STK 6
STK 7
BWR 6
SL8
SL7
SL3
SL4
SL1
SL2
SL5
SL6

Mooka marshalling yard; CD: Car dumper; STK: Stockyard; BWR: Bucket wheel reclaimer; SL: Shiploader

Delivering value through optimisation, 30 October 2012
Slide 14

Port: optimising stockyard performance will unlock significant value bhpbilliton

resourcing the future

Delivering value through optimisation, 30 October 2012

Slide 15

Rail: substantial upside in our existing dual track

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resourcing the future

Achieved 145 mtpa with single track infrastructure

Single track operation required a large number of passing loops which created inefficiency

Dual track can deliver more than 300 mtpa of capacity with modest investment

Railed tonnage performance

(mtpa, 90 day moving average)

200 180 160 140 120

Jul 10 Jan 11 Jul 11 Jan 12 Jul 12

Dual track construction completed

Delivering value through optimisation, 30 October 2012

Slide 16

Mines: readily expandable

bhpbilliton

resourcing the future

Mobile crushers can unlock 20 mtpa of capacity

Fully utilise rail load out capacity

We are deploying mobile crushers at Whaleback and MAC

Evaluating deployment at Jimblebar and Yarrie

Jimblebar built for expansion beyond 35 mtpa

Initial investment delivers capacity of

— 60 mtpa stockpile and train load out

— 55 mtpa Ore Handling Plant (OHP)

— 35 mtpa mining fleet

Substantial low cost expansion option

One new mine required to achieve >300 mtpa

Typical mobile secondary crusher

Jimblebar production

(mtpa, 100% basis)

75

50

25

0

75

55

35

Approved

Upside

Delivering value through optimisation, 30 October 2012

Slide 17

Hay Point

Metallurgical Coal

Releasing latent capacity

bhpbilliton

resourcing the future

Significant latent capacity at Queensland Coal

bhpbilliton

resourcing the future

Industrial action and wet weather severely constrained production at Queensland Coal in FY11 and FY12

Strong recovery during the September 2012 quarter as BMA production increased to over 80% of supply chain capacity

Short term focus

— fully realise existing system capability

— commission projects in execution

— debottleneck and optimise installed capacity

By end CY14 the capacity of Queensland Coal will be 50% higher than the production rate in FY12

1. Includes major projects in execution; FY15 estimated capacity excludes Norwich Park and Gregory nominal capacity.

Queensland Coal production capacity1

(mtpa, 100% basis)

80

60

40

20

0

10

66

8

55

46

4

44

FY10 production

FY11 production

FY12 production

Q1 FY13 recovery

Latent capacity

Projects in execution

FY15e capacity

Delivering value through optimisation, 30 October 2012

Slide 19

Cost reduction activities at BMA are well underway

bhpbilliton

resourcing the future

Returning volumes to pre-flood and industrial action levels will drive significant unit cost improvement

Closure of high cost operations

— Norwich Park

— Gregory open cut

Targeting material cost savings

— optimise contractor usage and rates

— reduce supplier costs

— review general overheads

Reduce business development costs

All non-essential expenditure is being targeted

Unit costs1

(indexed to 100 in FY08)

250 200 150 100

BMA BMC Illawarra

FY08 FY09 FY10 FY11 FY12

Queensland Coal cost base

(cash costs, %)

Variable 20%

Fixed 80%

1. A$ per tonne FOB costs - cash production costs plus shiploading, demurrage, royalties and marketing and selling costs.

Delivering value through optimisation, 30 October 2012

Slide 20

Projects are on schedule and budget

bhpbilliton

resourcing the future

Daunia — first of the new mines

4.5 mtpa greenfield mine development

US$800 million (BHP Billiton share)1

Initial production CY13

Project is 68% complete2

Broadmeadow Sustaining Operations

Increases capacity by 0.4 mtpa and extends mine life by 21 years

US$450 million (BHP Billiton share)1

Initial production CY13

Project is 83% complete2

Illawarra Coal — Appin Area 9

Sustains West Cliff and Appin mines for 20 years with capacity of 3.5 mtpa

US$845 million (BHP Billiton share)1

Initial production CY16

Project is 25% complete2

Note: Refer to disclaimer on slide 3.

1. BHP Billiton interest : Daunia 50%; Broadmeadow 50%; and Illawarra Coal 100%.

2. As at 30 September 2012.

Daunia CHPP

BSO conveyor

Delivering value through optimisation, 30 October 2012

Slide 21

Caval Ridge — significant low cost expansion potential

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resourcing the future

Revised cost US$1.87 billion (BHP Billiton share)1

Initial production CY14

Project is 48% complete2

Phase 1 mining fleet supports 5.5 mtpa operation

Preparation plant capacity of 10 mtpa

Rapid, low cost expansion of the mining fleet to 10 mtpa will be timed to meet market demand

Expansion options beyond 10 mtpa

1. BHP Billiton interest: Caval Ridge 50%.

2. As at 30 September 2012.

Caval Ridge site office and accommodation

Caval Ridge aerial image

Delivering value through optimisation, 30 October 2012

Slide 22

Securing our infrastructure capacity

Hay Point Expansion Phase 3

- Reduces storm vulnerability
- Increases port capacity from 44 mtpa to 55 mtpa
- US$1.25 billion (BHP Billiton share)[1]
- Completion CY14
- Project is 50% complete[2]

Rail strategy – a cost effective option

- Establish above rail operations – initial capacity of 15 mtpa
- We will be the only integrated metallurgical coal producer from mine to port in Australia
- Creating future options and capability

1. BHP Billiton interest: Hay Point 50%.
2. As at 30 September 2012.

Reducing storm vulnerability at Hay Point


Tropical Cyclone Yasi (Indicative)
16.5m
Tropical Cyclone Ului
11.5m
Highest tide level
7.14m
Existing trestle
New trestle


BMA
C001
SIEMENS

Illustration only.

Delivering value through optimisation, 30 October 2012 Slide 23

Newman

Improving the predictability of our operations

bhpbilliton

resourcing the future

Reducing the variability of our operations

bhpbilliton

resourcing the future

Reduced operating variability improves safety, increases productivity and lowers costs

Common metrics and simplified processes ensure we do the basics well

— by end CY13 all operations will be using the same SAP system

— the application of SAP across all functions including Maintenance, HSEC and Production Management will be a major differentiator for BHP Billiton

Key difference is measurement of planning and execution, not just cost

— was the work planned?

— was the work executed according to the plan?

Delivering value through optimisation, 30 October 2012

Slide 25

Advantages of a low variability operation

bhpbilliton

resourcing the future

Measurement of the right metrics to drive value

Percentage of work planned one week in advance (mining and maintenance)

Adherence to schedule on the day (mining and maintenance)

Production forecast accuracy

Mined tonnes and grade, by block and by day

Inventory tonnes and specifications

Predictable operations with reliable equipment

Increase productivity and reduce costs

Allow standardised equipment and programmed procurement

Maximise the benefit of autonomous equipment

Enable more efficient technologies (truckless mining/mass material movement)

Allow tighter product specifications in sales agreements

Autonomous Caterpillar truck at New Mexico Coal

Photo courtesy of Caterpillar Inc.

Autonomous drill rig in operation at BMA

Delivering value through optimisation, 30 October 2012

Slide 26

Key themes

bhpbilliton

resourcing the future

Western Australia Iron Ore projects are on schedule and budget

Multiple debottlenecking opportunities present a low cost path significantly beyond 220 mtpa1

Unlocking latent capacity at Queensland Coal will drive a substantial increase in volumes and reduce costs

Metallurgical coal projects in execution are on schedule and budget

Improving the predictability of our operations through better planning, systems, processes and technology

Our focused strategy will lower unit costs, deliver capital efficient volume growth and create value for our shareholders

1. 100% basis.

Delivering value through optimisation, 30 October 2012

Slide 27

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 30, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary